SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           For the month of April 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                   Tele Centro Oeste Cellular Holding Company
                  (Translation of registrant's name in English)

           SCS-Quadra 2, Bloco C, Edificio Anexo-Telebrasilia Celular
                            -7o andar, Brasilia, D.F.
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F X   Form 40-F
                                   ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                Yes      No X
                                    ---    ---

                   TELE CENTRO OESTE CELULAR PARTICIPACOES S/A
                             (Open Capital Company)
                  CNPJ/MF 02.558.132/0001-69 NIRE 533 0000580 0


                         MINUTES OF THE APRIL 26th, 2001

                      GENERAL ORDINARY SHAREHOLDERS MEETING

Brasilia-DF, April 26, 2001. On the 26th (twenty-sixth) day of April 2001 (two-thousand and one), at 8:30 a.m., at the Company's social headquarters, located at Setor Comercial Sul, Quadra 2, Bloco C, Acesso 226, Edificio Telebrasilia Celular, 7(0) Andar, Brasilia, DF, shareholders of Tele Centro Oeste Celular Participacoes S/A held a General Ordinary Meeting. These shareholders represent the majority of the voting shares, according to the entries in the Shareholders' Attendance Logbook. As provided in article 128 of Law number 6,404/76 and in article 14 of the Company's Bylaws, the representative of the Chairman of the Administration Council and of the Major Shareholder, Mr. MARIO CESAR PEREIRA DE ARAUJO, took over as President of the session and appointed me, ARTHUR ANTONIO MAGALHAES FONSECA, to be secretary. Prior to the outset of the session the President reported the presences of Mr. AUGUSTO PATARELI, member of the Fiscal Council, as provided by article 164 of Law number 6,404/76, Mr. FERNANDO ALBERTO S. MAGALHAES, representing External Auditors Ernst & Young Independent Auditors S/C, as required by the dispositions in article 134 of Law 6,404/76, and of Mr. ANTONIO GOMES DE LIMA, of the Company's Accounting Department. He also informed that any dissenting protest, questioning or requests relative to the matters to be decided therein should be presented to the board in writing. Starting the session, he informed that the Meeting was being held in accordance with the Call published as provided by article 124 of Law number 6,404/76, in Diario Oficial do Distrito Federal on the April 12, April 16 and April 17 issues (pages 75, 27 and 35 respectively) and in Gazeta Mercantil Nacional, on the April 12, April 16 and April 17 issues (pages A-10, B-4 and C-8 respectively), with the following order of the day: (1) receive the Statement of Accounts from the Administrators and examine, discuss and vote the financial statements and the Administration Report referring to the period closed at December 31, 2000, (2) decide on the destination of the net profit obtained in the period and to homologate the values distributed as Interest on Owned Capital, as well as to approve the distribution of the complementary dividends, (3) choose the members of the Administrative Council,
(4) choose the members of the Fiscal Council, (5) establish the remuneration of the Administrators and the Fiscal Counselors, (6) inform the names of the newspapers that will be used by the company to communicate, as provided in paragraph 3 of article 289 of Law number 6,404/76. Moving onto item 1, the President submitted to the assembly the reports provided by the Administration as well as the Company's financial statements, together with the Report prepared by External Auditors Ernst & Young, and with the reports prepared by the fiscal

Council, relative to the period ending December 31, 2000 and published in the Diario Oficial do Distrito Federal on the February 23, 2001 issue and in Gazeta Mercantil Nacional on the February 22, 2001 issue, copies of which have been made available to the shareholders present. After the matter was submitted to discussion and voting, it was approved unanimously. Continuing the session, the President submitted to the assembly item 2 of the order of the day, relative to the destination of the net profit obtained in the period and to the homologation of the values distributed as Interest on Owned Capital, as well as to the approval of the distribution of the Complementary Dividends. The President also submitted to the assembly a Proposal presented by the Administration regarding the item under appreciation, which was entirely read by the Secretary, with the following content: "To all shareholders. In accordance with art. 34 of the Company's Bylaws, the Administration of Tele Centro Oeste Celular Participacoes S/A proposes that the destination of a Net Profit obtained in the Period, in the value of R$ 129,318,386.43 (One hundred twenty-nine million three hundred eighteen thousand three hundred eighty-six Brazilian Reais and forty-three cents), be the following: (1) Legal reserve. In conformity with art. 193 of Law number 6,404/76, it has become necessary to invest 5% (five percent) of that Net Profit in the constitution of the Legal Reserve in the value of R$ 6,465,919.32 (Six million four hundred sixty-five thousand nine hundred nineteen Brazilian Reais and thirty-two cents), (2) Interest on owned capital and dividends: A) Interest on Owned Capital. In conformity with the provisions under article 35 ss.1(0) of the Company's Bylaws and according to art. 9 of Law number 9,249/95 and to Resolution number 207/96, issued by the Security Exchange Commission
(CVM), this Administration proposes that the Interest on Owned Capital be paid in the value of R$ 19,244,752.22 (Nineteen million, two hundred forty-four thousand, seven hundred fifty- two Brazilian Reais and twenty-two cents) to the owners of preferential shares, which will be deducted from the values attributed to these shares as dividends, in the form described below:

                            ----------------------------------------------------
                             Common Shares  Preferential Shares       Total
--------------------------------------------------------------------------------
Number of Shares            124,369,030,532   240,029,997,060    364,399,027,592
--------------------------------------------------------------------------------
Total Interest on Owned
Capital                        6,568,215.05     12,676,537.17      19,244,752.22
--------------------------------------------------------------------------------
Interest on Owned Capital
per share                           0.00005           0.00005            0.00005
--------------------------------------------------------------------------------

B) Complementary Dividends. Also in conformity with the provisions under article 35 of the Company's Bylaws and in accordance with article 202 of law number 6,404/76, this Administration proposes that dividends be distributed in the value of R$ 35,000,000.00 (Thirty-five million Brazilian Reais) to the owners of Preferential and Common Shares, of which they shall be compensated with the Interest on Owned Capital, net of taxes, resulting in a payment of R$18,641,960.61 (Eighteen million, six hundred forty-one thousand, nine hundred sixty Brazilian Reais and sixty-one cents), with no monetary correction, in the form described below:

                         -------------------------------------------------------
                          Common Shares     Preferential Shares       Total
--------------------------------------------------------------------------------
                         124,369,030,532      240,029,997,060    364,399,027,592
Number of Shares
--------------------------------------------------------------------------------
Total Dividends             6,362,482.86        12,279,477.75      18,641,960.61
--------------------------------------------------------------------------------
Dividends per Share              0.00005              0.00005            0.00005
--------------------------------------------------------------------------------

(3) Realizable Profit Reserve. Proposes the constitution of a Realizable Profit Reserve in the value of R$ 97,675,880.47 (Ninety-seven million six hundred seventy-five thousand eight hundred eighty Brazilian Reais and forty-seven cents), obtained from gains in equity accounting, representing no loss to the remuneration of shareholders, (4) Accumulated Profit. Proposes also that the remaining balance of the Net Profit in the value of R$ 92,437,130.71 (Ninety-two million four hundred thirty-seven thousand one hundred thirty Brazilian Reais and seventy-one cents) adjusted by the reversion of the Realizable Profit Reserve in the value of R$ 105,147,256.91 (One hundred five million one hundred forty-seven thousand two hundred fifty-six Brazilian Reais and ninety-one cents), remain in the Accumulated Profit account, written as Retained Profit, in the terms of article 196 of Law number 6,404/76, for the future increase of capital, in order to conform to the retention of profit to be effected by the controlled companies aiming at the expansion of their plants, as established by the capital budget to be presented and approved by the General Assembly.


--------------------------------------------------------------------------------
Net Profit in the Period (R$)                                 129,318,386.43
--------------------------------------------------------------------------------
(+) Reversion of the Realizable Profit Reserve                105,147,256.91
--------------------------------------------------------------------------------
(-) Constitution of the Realizable Profit Reserve            (97,675,880.47)
--------------------------------------------------------------------------------
(-) Legal Reserve                                             (6,465,919.32)
--------------------------------------------------------------------------------
(=) Adjusted Net Profit in the Period                         130,323,843.55
--------------------------------------------------------------------------------
(-) Proposed Interest on Owned Capital                       (19,244,752.22)
--------------------------------------------------------------------------------
(-) Proposed Dividends                                       (18,641,960.61)
--------------------------------------------------------------------------------
Retained Earnings in the Period                                92,437,130.71
--------------------------------------------------------------------------------

(aa) Alexandre Beldi Netto - Chairman of the Board; Marco Antonio Beldi - Administrative Counselor; Antonio Fabio Beldi - Administrative Counselor; Nelson Guarnieri de Lara - Administrative Counselor; Araldo Alexandre Marcondes de Souza - Administrative Counselor; Mario Cesar Pereira de Araujo - President, Director of Market Relations and Administrative Counselor; Luis Andre Carpintero Blanco - Director of Finance; Sergio Assenco Tavares dos Santos - Director of

Operations;  Getulio  Nery  Cardoso  -  Director  of  Administration  and  Human
Resources". The proposal presented by the Administration was submitted to discussion and voting, and was approved unanimously. The President informed the shareholders that the payment of Interest on Owned Capital and of the Dividends shall be effected by 30 days after this Assembly. He also informed that the documents referring to items 1 and 2 of the order of the day are now part of these minutes and shall therefore be filed with the Company.

Continuing the meeting, the President submitted to the Assembly item 3 of the order of the day, regarding the selection of the members of the Administrative Council. Using his representative, the major shareholder appointed the following gentlemen, who were chosen: ALEXANDRE BELDI NETTO, Brazilian, married, holder of a Business Administration degree, General Registry number 1,641,811-SSP-SP and General Taxpayers Registry number 018,043,248-68 residing and domiciled in the city of Sorocaba, in the State of Sao Paulo, at Av. Bandeirantes, 730; MARIO CESAR PEREIRA DE ARAUJO, Brazilian, married, engineer, General Registry number 2,158,026-1-FPRJ and General Taxpayers Registry number 235,485,337-87, resident of the city of Rio de Janeiro-RJ, at Rua Bom Pastor, 64, apartamento 901, Tijuca; MARCO ANTONIO BELDI, Brazilian, married, lawyer, General Registry number 4,169,338-SSP-SP, General Taxpayers Registry number 794,698,698-87, resident of the city of Sorocaba, in the State of Sao Paulo, at Rodovia Raposo Tavares, Km 99, 720, Bosque Sao Bento, modulo I casa 16; ANTONIO FABIO BELDI, Brazilian, married, civil engineer, General Registry number 4,169,340-SSP-SP, General Taxpayers Registry number 889,764,328-00, residing and domiciled in the city of Sorocaba, in the State of Sao Paulo, at Av. Sao Paulo, 5.235, casa 36, Village da A'Avignon; NELSON GUARNIERI DE LARA, Brazilian, married, lawyer, General Registry number 1,358,992-SSP-SP, General Taxpayers Registry number 018,084,438-53, resident of the city of Sorocaba, in the State of Sao Paulo, at Rua da Penha, number 987, apartamento 114; ARALDO ALEXANDRE MARCONDES DE SOUZA, Brazilian, married, civil engineer, General Registry number 4,295,077-SSP-SP, General Taxpayers Registry number 796,105,288-72, resident of the city of Sorocaba, in the State of Sao Paulo, at Av. Sao Paulo number 5.235; RICARDO DE SOUZA ADENES, Brazilian, single, economist, General Registry number 410,163-SSP-DF, General Taxpayers Registry number 183,617,141-20, resident of the city of Santana do Parnaiba-SP, at Alameda das Primulas, 283, with a term of office of 3 (three) annual periods, as provided in article 18 of the Company's Bylaws, which shall finish at the General Ordinary Shareholders Meeting to be held in the year of 2004. The chosen members expressly declare not to be liable for any of the crimes provided by law or of any administrative or legal proceedings that would impede their occupying their above-mentioned positions. Moving on to item 4 of the order of the day, relative to the election of the members of the Fiscal Council, the Major Shareholder by means of his representative, appointed the following gentlemen, who were chosen: AUGUSTO PATARELI, Brazilian, married, economist, General Registry number 627,087-SSP-DF, General Taxpayers Registry number 207,313,618-49, resident in Brasilia-DF, at SQN 202 Bloco F, apto. 102; FRANCISCO JOSE BECKER DIAS, Brazilian, married, electronic engineer, General Registry number 322,293,66-2-SSP-SP, General Taxpayers Registry number 108,566,410-49, resident of the city of Sao Paulo-SP, at Rua Deputado Laercio Corte, 350/101-A; AUREO MONTEIRO DE MORAES, Brazilian, married, holder of a Business Administration degree, General Registry number 173,435-SSP-DF, General Taxpayers Registry number 023,635,771-91, resident in

Brasilia-DF, at QE 26 Conj. O casa 20 - Guara II, as effective members, and JORGE ALVES MEDEIROS, Brazilian, married, economist, General Registry number 246,157-SSP-DF, General Taxpayers Registry number 127,054,247-00, resident of the city of Brasilia, DF, at AOS, Quadra 5, Bloco B, Apto. 108; EZEQUIAS
FERREIRA, Brazilian, married, accountant, General Registry number 160,376-SSP-DF, General Taxpayers Registry number 076,262,741-72, resident in Brasilia-DF, at SHN quadra 2 Bloco J, loja 116, Ed. Garvey Park Hotel; FRANCISCO DE ASSIS NOGUEIRA DA SILVA, Brazilian, married, accountant, General Registry number 089,709-SSP-DF, General Taxpayers Registry number 038,407,941-53, resident of the city of Brasilia-DF, at SQS 206, Bloco D, apartamento 202, as alternate members, to compose the Fiscal Council until the General Ordinary Shareholders Meeting to be held in the year of 2002. The chosen members expressly declare not to be liable for any crime provided by law that would impede their occupying the above-mentioned positions. The following shareholders abstained from vote for this item: Private Citicorp - Stock Investment Fund, Citiacoes Renda Mista - Stock Investment Fund, Sigma - Stock Investment Fund, Citi Institucional Acoes - Stock Investment Fund, Portfolio Acoes - Stock Investment Fund, FIB - Stock Investment Fund, Telecomunicacoes - Stock
Investment  Fund,  Secular - Stock Investment Fund, CISS IBVAT Eco Acoes - Stock
Investment Fund, Descobridor - Stock Investment Fund and Citiacoes - Stock Investment Fund, represented by Citibank DTVM S/A.

Moving to item 5 of the order of the day, relative to the remuneration of the Administrators and Fiscal Counselors, the Major Shareholder used his representative to propose for remuneration of the Administrators and Fiscal Counselors the annual amount of R$ 1,500,000.00 (One million five hundred thousand Brazilian Reais), to be distributed by the Administration Council, which was approved unanimously. Moving onto item 6 of the order of the day, the President informed that the official publications of the Company shall be made in the Gazeta Mercantil Nacional and in the Diario Oficial do Distrito Federal, with no loss to any publication in other newspapers, which shall occur at the company's discretion. The shareholder Banco do Brasil Employees Pension Fund (Caixa de Previdencia dos Funcionarios do Banco do Brasil - Brasil PREVI) remitted an instrument of mandate to take part in the General Ordinary Shareholders Assembly, whose representative was not present in the Assembly. The general Ordinary Meeting ended at 9:30 a.m., as stated in the Shareholders'
Attendance Book. Having fulfilled the order of the day, the Assembly was suspended for the drawing of the present minutes. The session was reopened and the minutes were read, approved and signed by the representative of the Major Shareholder, by the President of the Table and by the Secretary. Brasilia-DF, April 26, 2001.


                          MARIO CESAR PEREIRA DE ARAUJO
                             President of the Table

                          PEDRO OLIVA MARCILIO DE SOUSA
                     Representative to the Major Shareholder

                        ARTHUR ANTONIO MAGALHAES FONSECA
                                    Secretary

--------------------------------------------------------------------------------

This release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company's management, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                     Tele Centro Oeste Cellular Holding Company



Date: April 27, 2001            By:  /s/ Mario Cesar Pereira de Araujo
                                     -------------------------------------------
                                     Name:  Mario Cesar Pereira de Araujo
                                     Title: President